Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 4, 2015

All monetary amounts are expressed in United States dollars, the Company’s reporting currency, unless otherwise noted as being in Canadian dollars (“CAD” or “C$”).

May 1st, 2015

ATNA RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

to be held on June 4, 2015

TO THE SHAREHOLDERS:

The Annual General Meeting of shareholders of Atna Resources Ltd. (the “Company”) will be held at the offices of Bull, Housser & Tupper LLP, 1800 - 510 West Georgia Street Vancouver, BC V6B 0M3, on Thursday, June 4, 2015 at 10:00 a.m. (Pacific Time) (the “Meeting”) for the following purposes:

•	To receive the financial statements for the fiscal year ended December 31, 2014, together with the Auditor’s Report thereon.

•	To appoint an auditor for the ensuing year.

•	To set the number of directors at six.

•	To elect directors for the ensuing year.

•	To consider and, if thought advisable, pass an ordinary resolution amending the Company’s Shareholder Rights Plan Agreement as more particularly set out in the accompanying Information Circular.

•	To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on April 29, 2015 as the record date for determining shareholders who are entitled to receive notice of, and to vote at, the Meeting. Accompanying this Notice of Meeting are the Management Information Circular (the “Information Circular”) and either a form of proxy or a voting instruction form (“VIF”).

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the Company’s legal counsel’s offices at 1800 - 510 West Georgia Street Vancouver, BC V6B 0M3, during normal business hours until June 4, 2015, being the date of the Meeting, as well as at the Meeting.

If you are a registered shareholder and are unable to attend the Meeting in person, please read the notes included in the form of proxy enclosed and then complete, date, sign and mail the enclosed form of proxy, or complete the proxy by telephone or the internet, in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. You may also deposit a completed form of proxy at the Company’s head office, 14142 Denver West Parkway, Suite 250, Golden, CO, USA, 80401, not later than 10:00 a.m. (Pacific time) on Tuesday, June 2, 2015, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered shareholder of the Company and receive this Notice of Meeting through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted at the Meeting.

Dated at Golden, Colorado, this 1st day of May, 2015.

By order of the Board

(signed) “Valerie Kimball”

Valerie Kimball

Corporate Secretary

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INFORMATION CIRCULAR

As at May 1st, 2015, unless otherwise noted

Solicitation of Proxies

This Information Circular and the accompanying documents (the “Meeting Materials”) are furnished in connection with the solicitation of proxies by the management of Atna Resources Ltd. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held on Thursday, June 4, 2015 and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily carried out by mail, proxies may also be solicited personally or by telephone by the directors, regular employees or contractors of the Company. All costs of solicitation will be borne by the Company.

These Meeting Materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary (as defined below) holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for: (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. (For further information relating to non-registered owners, see the discussion below under “INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES”.)

Voting by Proxies

The enclosed form of proxy accompanying this Information Circular when properly completed and delivered and not revoked confers discretionary authority upon the proxy nominee to vote with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

If the instructions in a proxy given to management are certain, the common shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the common shares represented by a proxy given to management are intended to be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular and for the election of the nominees of management for director and for the appointment of the Auditors. The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A REGISTERED SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME IN FULL OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES NOW DESIGNATED.

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To be valid, a proxy must be in writing and executed by the shareholder or its attorney authorized in writing, unless the shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form. Completed proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the Company’s head office, 14142 Denver West Parkway, Suite 250, Golden, CO, USA, 80401, not later than 10:00 a.m. (Pacific Daylight Time) on Tuesday, June 2, 2015, or if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. The Chairman of the Meeting has the discretion to accept proxies that are deposited after that time.

Revocability of proxies

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 1800 - 510 West Georgia Street Vancouver, BC V6B 0M3 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the beneficial shareholders’ own names. Rather, such shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as an “intermediary” or “intermediaries”). Shareholders who do not hold their shares in their own names (referred to in this Information Circular as “non-registered owners”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable intermediary as a proxyholder.

Non-registered owners who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those non-registered owners who have objected to their intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with applicable securities regulatory policy, the Company has elected to seek voting instructions directly from NOBOs. The intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions form (“VIF”). This form is provided instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner. VIFs, whether provided by the Company or by an intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the shares which they beneficially own. If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

In addition to those procedures, amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) allow a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that such NOBO or its nominee be appointed as the NOBO’s proxyholder. If such a request is received, the Company or the intermediary, as applicable, must arrange, without expense to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Information Circular, provided that the Company or the intermediary receives such written instructions at least one business day prior to the time at which proxies are to be submitted for use at the Meeting; accordingly, any such request must be received by 10:00 a.m. (Pacific Daylight Time) on June 1, 2015.

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The Company does not intend to pay for intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and an OBO will not receive those materials unless the OBO’s intermediary assumes the cost of delivery.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company since the commencement of the Company’s last completed financial year, or of any proposed nominee for election as a director of the Company, or of any associate or affiliate of any of such persons, in any manner to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

Voting Shares and Principal Holders Thereof

As at May 1, 2015 there were 209,141,709 outstanding fully paid and non-assessable common shares without par value in the capital of the Company that are entitled to be voted at the Meeting. Holders of the outstanding common shares whose names are entered on the register of shareholders of the Company at the close of business on April 29, 2015, which is the record date, will be entitled to attend in person or appoint a proxy nominee to attend the Meeting and such person will be entitled to vote on a show of hands and, on a poll, will be entitled to one vote for each common share held on that date.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare Trust Company of Canada, electronic filings with the System for Electronic Document Analysis and Retrieval (“SEDAR”), electronic filings in the U.S. on EDGAR and insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”), as at May 1, 2015, Sprott Asset Management LP was the only known shareholder who beneficially owned, or controlled or directed, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding common shares of the Company. Sprott Asset Management LP reported owning 35,844,748 common shares as at December 31, 2014, which represents 17.1% of the current issued capital of the Company.

Financial Statements

The audited financial statements for the fiscal year ended December 31, 2014 and the report of the Auditor’s thereon will be placed before the Meeting.

MATTERS TO BE VOTED ON AT THE MEETING

Appointment of Auditors

Management of the Company will propose the appointment of EKS&H LLLP of Denver, Colorado as Auditors of the Company to hold office until the next annual general meeting of the Company. EKS&H LLLP were first appointed as the Auditors of the Company on March 31, 2008.

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The Audit Committee recommends the appointment of EKS&H LLLP as the Company’s Auditors to hold office until the Company’s next annual general meeting.

Election of Directors

The Board of Directors presently consists of seven directors. It is intended to set the number of directors at six and to elect six directors for the ensuing year. At the Meeting, management intends to nominate for re-election all incumbent directors except for Chris Herald who has decided not to stand for re-election. The Board would like to recognize and thank Mr. Herald for his service and valuable contributions to the Company over the past six years.

The term of office of each of the present directors expires at the Meeting. Directors of the Company are elected at the annual general meeting to hold office until the next general meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the “Act”). In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees listed below.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTOR.

The following sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Company now held by each, their principal occupations, the period of time for which each has been a director of the Company, and the number of voting common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Management is proud to nominate the following six directors, for election to the Company’s Board. Combined, the nominees have over 228 years of high level mining industry, finance and corporate governance experience. The nominees currently serve on a total of nine different mining company boards, most of which are Canadian companies. All of the directors have been or currently are Chief Executive Officers or Presidents of publicly listed companies. These Board nominees are strongly independent, with only one nominee being from executive management. Five of the nominees are independent. The Board unanimously recommends that shareholders vote in favor of these nominees.

Name, Position, Province/State and Country of Residence(1,2)	Principal Occupation or Employment(1)	Director Since	Voting Securities Beneficially Owned(1,3)
David H. Watkins(6) Director and Chairman British Columbia, Canada	Chairman of the Company since January 2009	March 2000	1,631,344
James K. B. Hesketh(7) Director, President and Chief Executive Officer Colorado, United States	President & Chief Executive Officer of the Company since January 2009	September 2001	1,250,629
David K. Fagin (4,7) Director, Colorado, United States	Investor	March 2008	775,661
Ronald D. Parker (5,7) Director, Missouri, United States	Retired	March 2008	555,592
Glen D. Dickson, (4,5) Director, British Columbia, Canada	Retired	December 2002	361,174
Paul H. Zink (4,6) Director, Colorado, United States	Senior Vice President and Chief Financial Officer, Rare Element Resources Ltd.	April 2011	579,781

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(1)	The information as to province/state and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2)	None of the proposed nominees for election as a director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.
(3)	In aggregate, the directors of the Company beneficially own, or control or direct, directly or indirectly, a total of 5,154,181 common shares of the Company representing approximately 2.5% of the total number of issued and outstanding common shares of the Company as at May 1, 2015.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Nomination and Corporate Governance Committee.
(7)	Member of the Health, Safety and Environment Committee

Orders & Bankruptcies

With the exception of David H. Watkins none of the proposed nominees for election as a director of the Company:

(a)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

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(c)	has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Watkins was a director of Landdrill International Inc. ("Landdrill") from June 2011 until August 26, 2012.  On August 31, 2012, a management cease trade order was issued in connection with delay in filing interim financial statements of Landdrill. Also on August 31, 2012, Landdrill obtained an Initial Order from the Court of Queen's Bench of New Brunswick under the Companies' Creditors Arrangement Act (Canada) granting protection from creditors. On May 30, 2013, the court terminated CCAA proceedings and Landdrill was adjudged bankrupt. Grant Thornton Poirier Ltd. of Saint John, New Brunswick was appointed trustee in respect of the bankruptcy.”

Penalties and Sanctions

None of the proposed nominees for election as a director of the Company have been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Additional Information Regarding the Directors

David H. Watkins, 70, was appointed Executive Chairman in January 2009 and stepped down as Executive Chairman becoming Chairman on July 1, 2010. Mr. Watkins has over 40 years’ experience in exploration, development, and mining operations. During the early part of his career, he served as exploration geologist for Newmont and Noranda. He later joined Falconbridge Copper Ltd. as an Exploration Geologist and rose to Chief Geologist responsible for exploration in Quebec and mine operations at Lake Dufault and Opemiska. Mr. Watkins was appointed Vice President, Exploration in 1986 and later became President of Minnova Inc., the successor company to Falconbridge Copper. Mr. Watkins served as President of Cyprus Exploration and Development Corporation and Senior Vice President, Exploration for Cyprus Amax Minerals Company for six years prior to joining the Company in 1999. Mr. Watkins served as President and CEO of the Company from 2000 to 2008.

James K. B. Hesketh, 58 became President and Chief Executive Officer in January 2009. Mr. Hesketh has a diverse career in the mining industry, with over 30 years in positions covering mining finance, corporate business development, mine operations, mine engineering, manufacturing and consulting with companies including NM Rothschild & Sons (Denver) Inc., Cyprus Amax Minerals Company, Pincock, Allen & Holt, Inc., and Dresser Industries. Prior to Mr. Hesketh's current role, he was President and CEO of Canyon Resources Corporation ("Canyon”) and served as a Director of the Company. He has been a Director of the Company since 2001.

Glen D. Dickson, 65, has been a Director of the Company since December 2002. Mr. Dickson obtained his B.Sc. (Advanced) degree in Geology in 1974 and has been involved in mineral exploration continuously since then with a variety of Canadian major and junior exploration companies. Mr. Dickson served as Senior Geologist with Asamera Minerals Inc. from 1987 to 1992, and later served as President and Chief Executive Officer of Cumberland Resources Ltd. from 1993 through 2002. Most recently, Mr. Dickson was the Chief Executive Officer and Director of Gold-Ore Resources Ltd., until it merged with Elgin Mining Inc. on April 30, 2012.

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Ronald D. Parker, 64, was appointed a director of the Company on March 18, 2008.  From 2002 to 2012, Mr. Parker served as President and CEO of Gammill Inc., a manufacturing company. Mr. Parker was a former Director of Canyon and joined the Board through the Canyon Merger. From 1998 to 2002, he served as President and CEO of Apollo Gold Inc. Mr. Parker has held several positions with Homestake Mining Company and its subsidiaries including Vice President of Homestake Mining Company, President of Homestake Canada, Inc., President of Prime Resources Group, Inc. and General Manager of the McLaughlin Mine.

David K. Fagin, 77, was appointed a Director of the Company on March 18, 2008. Mr. Fagin was a former Director of Canyon. From 1992 to 1996, he served as Chairman and CEO of Golden Star Resources Ltd. and then as non-executive Chairman for an additional two years. From 1997 to 2000, he served as Chairman and CEO of Western Exploration and Development Ltd., and later as consultant and Corporate Director. Mr. Fagin has served as President and Director of Homestake Mining Company, Rosario Resources Corporation, and as Vice President of AMAX Inc. Mr Fagin also served for over 20 years on the boards of T. Rowe Price mutual funds, at one time consisting of over 100 funds.

Paul H. Zink, 60, joined the Company's board in April, 2011. Paul was appointed Chief Financial Officer of Rare Element Resources Ltd. in December 2013. Prior to that he was Chief Executive Officer of Americas Bullion Royalty Corp. Paul served as President of Eurasian Capital, the royalty and merchant banking division of Eurasian Minerals Inc., from July 2010 through January 2013. He has more than 30 years of experience in the financial and extractive industries. He began his career in the metals and mining industry with a 17-year tenure at J.P. Morgan & Co., Inc., where he performed merger and acquisition analysis, banking and project finance advisory work for European mining companies, and sell-side equity research on U.S. mining stocks. His extractive industry experience includes managing Pegasus Gold, Inc.'s acquisition efforts and serving as Chief Financial Officer for Koch Mineral Services, a unit of Koch Industries Inc. From 2008-2010, Mr. Zink served as President and Director of International Royalty Corporation ("IRC") and was a key member of the senior management team that negotiated IRC's successful sale to Royal Gold, Inc. in February, 2010.

Majority Voting for Directors

Under Canadian corporate law, director elections are based on the plurality system, where shareholders vote “for” or “withhold” their votes for a director. Votes withheld are not counted, with the result that, technically, a director could be elected to the board with just one vote in favour. The Board of Directors believes that each of its members should have the confidence and support of the shareholders of the Company. On February 4, 2013, the directors unanimously adopted a majority voting policy (the “Majority Voting Policy”). Each of management’s nominees for election to the Board at the Meeting has agreed, and all future nominees will be required to agree, to abide by it. The Majority Voting Policy states that if in an uncontested election a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will be required forthwith to submit his or her resignation to the Board, effective upon acceptance by the Board. The Board will refer the resignation to the corporate governance committee for consideration and a recommendation. Except in special circumstances that would warrant the continued service of the director on the Board, the corporate governance committee will be expected to recommend that the Board accept the resignation. Within 90 days after the meeting, the Board will make its decision and announce it by press release.

Amendment of Shareholder Rights Plan

At the Annual and Special General Meeting of the shareholders of the Company held on June 5, 2012, the shareholders approved the adoption of the Company’s shareholder rights plan agreement dated April 27, 2012 (the “Rights Plan”) between the Company and Computershare Trust Company of Canada, as rights agent. A copy of the Rights Plan is available for review by the shareholders of the Company at the Company’s registered office located at 1800 – 510 West Georgia Street, Vancouver, BC, V6B 0M3 during normal business hours and under the Company’s profile on SEDAR at www.sedar.com.

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At the Meeting, shareholders will be asked to approve and adopt an amended and restated rights plan agreement (the “Amended Rights Plan”) amending the current Rights Plan by extending the Expiration Time to the close of business on June 4, 2018, and by amending the definition of Associate, Beneficial Owner, Beneficial Ownership and Beneficially Own under section 1. Interpretation, as follows:

“Associate" means, when used to indicate a relationship with a specified Person, a spouse of that Person, any person of the same or opposite sex with whom that person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person.

A Person shall be deemed the “Beneficial Owner” and to have “Beneficial Ownership” of and to “Beneficially Own”:

(i)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)	any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable immediately or within a period of 60 days, whether or not upon the condition or occurrence of any contingency or the making of one or more payments) upon the exercise of any conversion right, exchange right, purchase right (other than the Rights) or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, other than:

(A)	customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of a private placement; and

(B)	pledges of securities in the ordinary course of the pledgee’s business as a lender granted as security for bona fide indebtedness; and

(iii)	any securities that are Beneficially Owned within the meaning of clauses (i) or (ii) of this definition by any other Person with which such Person is acting jointly or in concert,

provided that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security of the Corporation as a result of the following circumstances:

(A)	where: (1) the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any other Person referred to in clause (iii) of this definition pursuant to a Permitted Lock-up Agreement; or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)	such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security; provided that:

(1)	the ordinary business of such Person (the “Investment Manager”) includes the management or administration of investment funds or mutual funds for other Persons and such security is held by the Investment Manager in the ordinary course of such business in the performance of the Investment Manager’s duties for the account of any other Person (a “Client”) including non-discretionary accounts held on behalf of a Client by a broker or dealer or broker-dealer registered under applicable law;

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(2)	such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an “Estate Account”) or in relation to other accounts (each, an “Other Account”) and holds such security in the ordinary course of and for the purposes of the activities of such Estate Accounts or for such Other Accounts;

(3)	such Person (the “Statutory Body”) is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies and the Statutory Body holds such security in the ordinary course of and for the purposes of its activities as such; or

(4)	such Person (the “Plan Administrator”) is the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada or the United States of America or any province or state thereof (each, a “Plan”) or is a Plan and such security is Beneficially Owned or held by the Person in the ordinary course of and for the purposes of its activities as such;

provided, however, that in any of the foregoing cases, the Investment Manager, the Trust Company, the Statutory Body, the Plan Administrator or the Plan, as the case may be, is not then making or has not then announced an intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation, a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market in respect of securities of the Corporation;

(C)	such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(D)	such Person is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(E)	such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee, of a securities depositary.

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person at any time shall be and be deemed to be the product determined by the formula:

100 X	A
B

where: A =      the number of votes for the election of all directors generally attached to the Voting Shares Beneficially Owned by such Person at such time; and

B =     the number of votes for the election of all directors generally attaching to all Voting Shares actually outstanding.

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Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person, but unissued Voting Shares which another Person may be deemed to Beneficially Own shall not be included in the denominator of the above formula.

No further amendments to the Rights Plan are proposed. The Amended Rights Plan will be available for review by shareholders at the Meeting, or in advance of the meeting at the registered office of the Company, 1800 - 510 West Georgia Street Vancouver, BC V6B 0M3 during normal business hours. The TSX has approved these proposed amendments subject to approval by the shareholders.

The Rights Plan has a term of three years and will expire on close of business on June 4, 2015, unless extended by approval of the Amended Rights Plan by shareholders for an additional three years at the Meeting. The Amended Rights Plan requires approval by a majority of the votes cast at the Meeting by the shareholders of the Company, without giving effect to any votes cast by: (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding common shares of the Company, and (ii) the associates, affiliates and insiders of any person referred to in (i) above. The Company is not aware of any shareholder whose votes, on such criteria, are required to be excluded. The shareholders will be asked at the Meeting to approve and adopt the Amended Rights Plan and all rights issued pursuant to the Amended Rights Plan. The Amended Rights Plan is not being approved and adopted in response to a specific take-over bid that has been made or is contemplated, but as a general planning measure.

Purpose of the Rights Plan

The Rights Plan is designed to give the Company’s shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Company’s Board of Directors time to consider alternatives designed to allow the Company’s shareholders to receive full and fair value for the Company’s common shares. Additionally, the Rights Plan is designed to provide shareholders of the Company with equal treatment in a take-over bid. The desire to ensure that the Company is able to address unsolicited take-over bids for its issued and outstanding common shares during the term of the Rights Plan stems from a concern that the 35-day minimum deposit period currently provided for under Canadian take-over bid rules is too short a response time for companies that are subject to unsolicited take-over bids to ensure that shareholders are offered full and fair value for their shares.

Shareholder rights plans have been adopted by a number of publicly-held corporations in Canada. The terms of the Rights Plan are substantially similar to those adopted by other Canadian corporations.

Summary of the Rights Plan

The following summary of the principal terms of the Rights Plan is qualified in its entirety by reference to the full text of the Rights Plan, a copy of which is available for review as disclosed above under “Amendment of Shareholder Rights Plan”. Capitalized terms which are not defined herein have the same meanings as set out in the Rights Plan.

Term. The Rights Plan will expire on the date on which the first annual general meeting of the shareholders of the Company following the third anniversary of the date of the Rights Plan is held, unless reconfirmed by shareholder approval.

Issue of Rights. Under the Rights Plan, share purchase rights (the “Rights”) were created on April 27, 2012 in respect of shares of the Company at the rate of one Right for each common Share outstanding as of 5:00 p.m. (Pacific Time) on such date (the “Record Time”) and each common Share issued after the Record Time but before the earlier of the Separation Time and the Expiration Time. In the case of convertible securities (i.e. options and warrants) exercisable into common Shares of the Company, the Rights attach to the convertible securities at the same rate for so long as they are outstanding, and thereafter to the underlying common shares. References to common Shares should be read as references to Common shares or convertible securities, as applicable.

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Exercise of Rights. The Rights will trigger (i.e. separate from the common shares) and become exercisable ten business days after a person (an “Acquiring Person”) has acquired 20% or more of, or commences or announces a take-over bid for, the Company’s outstanding common shares, other than by an acquisition pursuant to a Permitted Bid, or a Competing Permitted Bid. The acquisition by an Acquiring Person of 20% or more of the common shares is referred to as a “Flip-In Event”. When a Flip-In Event occurs, each Right becomes a right to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Plan, that number of common shares having an aggregate market price on the date of consummation or occurrence of such Flip-In Event equal to twice the Exercise Price for an amount in cash equal to the exercise price (i.e. at a 50% discount). Prior to the Rights being triggered, they will have no value and will have no dilutive effect on the Company’s common shares.

Any Rights held by an Acquiring Person will become null and void upon the occurrence of a Flip-In Event. Any take-over bid other than a Permitted Bid or a Competing Permitted Bid will be, in most circumstances, prohibitively expensive for the Acquiring Person. The Rights Plan is therefore designed to require any person interested in acquiring more than 20% of the Company’s common shares to do so by way of a Permitted Bid or a Competing Permitted Bid or otherwise to make a take-over bid which the Board of Directors considers to represent the full and fair value of the common shares.

Permitted Bid Requirements. The Permitted Bid requirements include the following:

(i)	the take-over bid must be made by way of a take-over bid circular;

(ii)	the take-over bid must be made to all the Company’s shareholders;

(iii)	the take-over bid must be outstanding for a minimum period of 60 days and shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the common shares held by the shareholders, other than the bidder, its affiliates or associates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(iv)	the shares deposited pursuant to the take-over bid may be withdrawn until taken up or paid for; and

(v)	if more than 50% of the shares held by Independent Shareholders are tendered pursuant to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits and tender of common shares for not less than 10 days from the date of such public announcement.

Accordingly, the Rights Plan permits a partial bid to qualify as a Permitted Bid, provided that it satisfies the conditions set out above. The Rights Plan also allows for a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same day as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of at least 35 days.

Exemptions for Investment Advisors. Investment advisors (acting in the ordinary course of their business), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, administrators of registered pension plans, and crown agents acquiring greater than 20% of the common shares are exempt from triggering a Flip-In Event, provided that they are not making, or are not part of a group making, a take-over bid.

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Certificates and Transferability. After the Record Time but prior to the earlier of the Separation Time and the Expiration Time, the Rights are evidenced by a legend stamped on the Common Share certificates of the Company and are not transferable separately from the common shares. The legend will be on all new certificates issued by the Company. From and after the Separation Time, the Rights will be evidenced by Rights certificates and will be transferable separately from the Company’s common shares.

Waiver. Prior to the occurrence of a Flip-In Event, the Board of Directors, acting in good faith, may waive the application of the Rights Plan to a particular Flip-In Event where the take-over bid is made by a take-over bid circular to all shareholders. Where the Board exercises its waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Company made by a take-over bid circular to all shareholders prior to the expiry of the bid in respect of which the Rights Plan has been waived.

Redemption. The Board of Directors, at any time prior to the occurrence of a Flip-In Event may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right (as adjusted by the terms of the Rights Plan).

Amendments. At any time before the Separation Time, the Board of Directors may amend, vary or rescind any of the provisions of the Rights Plan and the Rights with the approval of a majority of votes cast by shareholders (or the holders of the Rights at any time after the Separation Time and before the Expiration Time), at a meeting duly called for that purpose. The Board, subject to the approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may correct clerical or typographical errors and may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Recommendation of the Board

The Board of Directors has determined that the Amended Rights Plan is in the best interests of the Company and its shareholders. The Board of Directors unanimously recommends that shareholders vote in favour of the resolution approving the Amended Rights Plan.

Shareholder Approval

Shareholders will be requested at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that:

1.	the Amended and Restated Shareholders Rights Plan Agreement (the “Amended Rights Plan”) dated June 4, 2015 as described in the Information Circular of the Company dated May 1, 2015, and the issuance of the rights to holders of common shares of the Company substantially in accordance with the terms and conditions of such Amended Rights Plan, be and is hereby approved and adopted; and

2.	any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal of the Company or otherwise all such deeds, documents, instruments and assurances as may be necessary or desirable to give effect to the foregoing resolutions and to complete all transactions in connection with the approval of the Amended Rights Plan.”

If the Amended Rights Plan is not approved by shareholders at the Meeting, the current Rights Plan of the Company will terminate immediately.

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STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth details of all compensation paid, in the Company’s three most recently completed financial years, in respect of the individuals who were, at the financial year ended December 31, 2014, the Chief Executive Officer, the Chief Financial Officer and the two other most highly compensated executive officers of the Company or its subsidiaries whose total compensation was, individually, more than C$150,000 for the financial year ended December 31, 2014 (the “Named Executive Officers” or “NEOs”).

Summary NEO Compensation Table

Name and principal position	Year	Salary ($)	RSU awards ($) (1)(4)	Stock Option awards ($) (1)	Non-equity incentive plan compensation (annual incentive plans) ($) (1,2)	Retirement Contributions ($) (3)	Total compensation ($)
James K. B. Hesketh –	2014	264,000	78,374	33,833	1,000	7,480	384,687
President, Chief	2013	297,000	33,000	0	500	11,900	342,400
Executive Officer	2012	300,774	0	231,785	75,000	9,000	616,559
Rodney D. Gloss –	2014	156,000	32,500	18,190	1,000	6,280	213,970
Vice President, Chief	2013	175,500	19,500	22,859	500	7,186	225,545
Financial Officer	2012	180,671	0	115,892	40,000	8,500	345,063
William R. Stanley –	2014	159,200	34,666	18,190	1,000	6,696	219,752
Vice President,	2013	187,200	20,800	22,859	500	7,508	238,867
Exploration	2012	200,774	0	115,892	40,000	9,600	366,266
Daniel Saint Don – Former Vice President, Chief Operating Officer (5)	2013	223,249	0	0	20,500	4,851	248,600

(1)	Dollar amounts provided for option-based awards and restricted-stock-unit (“RSU”) awards reflect fair value on the date of grant. Option-based awards, RSUs, and dollar amounts for annual incentive plans are determined as discussed in the Compensation Discussion and Analysis below.
(2)	Amounts represent incentive cash bonuses paid during the year.
(3)	Dollar amounts represent the Atna’s 401K matching contribution during the year.
(4)	RSUs granted were for payment of deferred compensation as discussed in Salaries and Bonuses below, except for 390,429 RSUs granted to Mr. Hesketh in 2014 in lieu of option-based awards deferred from 2013.
(5)	Mr. Saint Don’s employment contract expired on December 31, 2013.

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Additional Information Regarding Officers

Rodney D. Gloss joined the Company in October of 2011 as Vice President and Chief Financial Officer. Mr. Gloss has an extensive background in the global mining and manufacturing sectors with experience in managing all aspects of accounting and finance. He is an experienced and proven leader with the analytical and financial know-how to reduce costs and grow enterprises in a profitable manner. Mr. Gloss has served as Corporate Controller for Alacer Gold; VP, Chief Accounting Officer, and Corporate Controller for Intrepid Potash; and CFO, VP, Controller, and Director of Treasury for Timminco Ltd. Mr. Gloss holds an MBA with emphases in Finance and Marketing from the University of California, Los Angeles and a BS in Mathematics and a BS in Business Administration with emphases in Finance and Accounting from Northern Arizona University. He is a CPA in the State of California.

William R. Stanley was appointed Vice President of Exploration in January 2004. Mr. Stanley has over 30 years’ experience as a mineral exploration geologist. While the vast majority of Mr. Stanley’s exploration experience is in the Western United States, he has also developed and led international exploration efforts in Mexico, Chile, and New Zealand. Mr. Stanley holds a Bachelor of Science degree in Geology, from Central Washington University, and a Master of Business Administration from Arizona State University. Prior to joining the Company, Mr. Stanley was an independent mining consultant providing services to both major and junior exploration firms. He has held positions with Cyprus Amax as the U.S. Exploration Manager, and Homestake Mining Company as Senior Exploration Geologist where he was responsible for several gold deposit discoveries, two of which were placed into production.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for the Named Executive Officers at the end of the most recently completed financial year, including awards granted to the Named Executive Officers in prior years.

	Option-Based Awards				Share-Based Awards
Name	No. of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) (C$)	No. of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested (C$) (1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (C$)
James K. B. Hesketh	400,000	0.60	Dec. 13/15	-	130,143	8,459	N/A
	500,000	0.90	Dec. 13/15	-
	500,000	1.13	Dec. 11/16	-
	796,900	0.203	Jan. 11/19	-
	930,000	0.0675	Dec. 9/19	-
Subtotal	3,126,900
Rodney D. Gloss	200,000	0.75	Oct. 3/16	-	Nil	N/A	N/A
	75,000	0.90	Dec. 13/15	-
	250,000	1.13	Dec. 11/16	-
	398,400	0.105	Dec. 12/18	-
	500,000	0.0675	Dec. 9/19	-
Subtotal	1,423,400
William R. Stanley	200,000	0.60	Dec. 13/15	-	Nil	N/A	N/A
	300,000	0.90	Dec. 13/15	-
	250,000	1.13	Dec. 11/16	-
	398,400	0.105	Dec. 12/18	-
	500.000	0.0675	Dec.9/19	-
Subtotal	1,648,400

(1)	Based on the Company’s closing share price of C$0.065 on December 31, 2014.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by the Named Executive Officers for incentive plan awards for the most recently completed financial year. All share-based awards were in lieu of deferred compensation.

Name	Option-Based Awards – Value Vested During the Year (C$)	Share-Based Awards – Value Vested During the Year (C$)
James K. B. Hesketh	2,634	86,323
Rodney D. Gloss	417	35,627
William R. Stanley	417	38,002

Stock Option Plan

In 2007, the Company adopted an incentive stock option plan pursuant to the policies of the TSX with the approval of the Company’s shareholders, which plan was amended in 2008, 2009 and 2013 (as amended the “Option Plan”). As of the date of this Information Circular, an aggregate of 13,709,026 common shares are issuable upon the vesting and exercise of outstanding options granted under the Option Plan, representing 6.5% of the issued and outstanding common shares of the Company. There are currently 6,595,002 options available to be granted under the Option Plan (provided no further RSUs (as defined below) are granted), representing 3.2% of the issued and outstanding common shares of the Company. A copy of the Option Plan is available upon request (please see “Additional Information” below). Key provisions of the Option Plan include:

•	persons who are eligible to receive options pursuant to the Option Plan are directors, officers and employees of the Company and its subsidiaries and others providing management or consulting services to the Company or an entity controlled by the Company;

•	a restriction that the maximum number of common shares issuable pursuant to options granted under the Option Plan will be a number equal to 10% of the issued and outstanding common shares on a non-diluted basis at any time, less the aggregate total number of shares that are, from time to time, subject to issuance under outstanding rights that have been granted by the Company under any other share compensation arrangement, including outstanding restricted share units issued by the Company under its Restricted Share Unit Plan (as discussed below);

•	unless permitted by regulatory approval and, if required by applicable law, shareholder approval is obtained: (i) the aggregate number of shares which may be issuable to insiders of the Company pursuant to options granted under the Option Plan and under any other share compensation arrangement shall not exceed 10% of the total number of issued and outstanding shares at the date of grant on a non-diluted basis; (ii) the aggregate number of shares which may be issued to insiders pursuant to options granted under the Option Plan and under any other share compensation arrangement, within any one-year period, shall not exceed 10% of the total number of issued and outstanding shares at the end of such period on a non-diluted basis; and (iii) the aggregate number of shares which may be reserved for issuance, from time to time, to any one service provider under the Option Plan and under any other share compensation arrangement may not exceed 5% of the total number of issued and outstanding shares at the date of grant on a non-diluted basis;

•	the option price per common share is to be determined by the Board provided that such exercise price is not less than the market price on the date of grant of such options or such other minimum price as may be required by the TSX and the options may be priced in Canadian or U.S. Dollars as determined by the Board at the time the option is granted;

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•	the market price is defined as the average of the daily high and low board lot trading prices of the common shares of the Company for three trading days immediately preceding the time the option is granted;

•	the vesting period of all options are determined by the Board;

•	options may be exercisable for a period of up to a maximum term of five years, subject to a blackout period allowance, such period to be determined by the Board, and the options are non-transferable;

•	options held by individuals who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earlier of: (a) the original expiry term of such options; (b) 30 days after the optionee ceases active employment with the Company; or (c) 30 days after the date of delivery of written notice of retirement, resignation or termination;

•	options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

•	options held by an individual who ceases to be employed by the Company due to death, disability or retirement in accordance with the Company’s retirement policy will terminate on the earlier of: (a) 365 days after the date of death, disability or retirement; and (b) the original expiry term of such options;

•	options which expire unexercised or are otherwise cancelled will be returned to the Option Plan and may be made available for future option grant pursuant to the provisions of the Option Plan or may be made subject to issuance under a right granted pursuant to any other share compensation arrangement;

•	optionees may, rather than exercise their options, elect to terminate such option, in whole or in part, and receive the number of common shares, which have a value equivalent to the number of options terminated multiplied by the difference between the fair value of a common share and the option price of the options terminated;

•	the Board may, without shareholder approval, from time to time, subject to applicable law and the prior approval, if required, of the TSX or any other applicable regulatory body having authority over the Company, the Option Plan or the shareholders of the Company: (i) suspend, terminate, or discontinue the Option Plan, and (ii) amend or revise the terms of the Option Plan or any option granted under the Option Plan and the Option Agreement relating thereto at any time without the consent of the optionee, provided that such amendment does not adversely alter or impair the option previously granted (except as permitted under the adjustment provisions of the Option Plan), including amendments of a typographical, grammatical, clerical or administrative nature, to the vesting provisions of the Option Plan or any option, to change the termination provisions of any option that does not entail an extension beyond the original expiration date of the option and to change the eligible participants under the Option Plan;

•	the Board, absent prior approval of the shareholders of the Company and of the TSX or any other regulatory body having authority over the Company, will not be entitled to (i) increase the maximum percentage of shares issuable by the Company pursuant to the Option Plan; (ii) amend an option grant for an option held by an insider of the Company to effectively reduce the exercise price, or to extend the expiry date; (iii) extend the Blackout Expiration Term as provided in the Option Plan; (iv) make a change to the class of eligible participants which would have the potential of broadening or increasing participation by insiders of the Company; (v) add any form of financial assistance; or (vi) add a deferred or restricted share unit or any other provision which results in an eligible participant receiving shares while no cash consideration is received by the Company. Notwithstanding any provision in the Option Plan to the contrary, any revision to the terms of an option granted to a U.S. Participant (as defined in the Option Plan) shall be made only if it complies with, and does not create adverse tax consequences under, Sections 424 and/or 409A of the Code (as defined in the Option Plan), as applicable; and

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•	options issued to eligible U.S. Participants (as defined in the Option Plan) may qualify as an “incentive stock option” pursuant to Section 422 of the Code.

During the financial year ended December 31, 2013, the Company amended the Option Plan in order to accommodate the introduction of the Restricted Share Unit Plan as a new component of the Company’s equity-based incentive program. The amendments did not represent a substantive change to the Company’s existing Option Plan. Rather, they were required merely to align certain terms and definitions of the Option Plan with the Company’s newly adopted Restricted Share Unit Plan, as the existing Option Plan was prepared prior to the institution of the RSU Plan. The key amendments (the “Amendments”), which were approved by the shareholders of the Company at the Annual General Meeting held on May 7, 2013, were as follows:

1.	to add the definitions of “Applicable Law”, “RSU Plan” and “Share Compensation Arrangement” under section 2.1 of the Option Plan;

2.	to amend section 3.3 of the Option Plan to provide that:

(a)	the maximum number of common shares of the Company that may be issuable pursuant to options granted under the Option Plan, which options are outstanding but unexercised and whether or not they are vested, shall be a number equal to 10% of the number of issued and outstanding common shares of the Company on a non-diluted basis at any time, less the aggregate total number of common shares of the Company that are, from time to time, subject to issuance under outstanding rights that have been granted by the Company under any other share compensation arrangement, including outstanding restricted share units issued by the Company under its Restricted Share Unit Plan; and

(b)	unless permitted by regulatory approval and, if required by applicable law, shareholder approval is obtained:

(i)	the aggregate number of common shares of the Company which may be issuable to insiders pursuant to options granted under the Option Plan and under any other share compensation arrangement shall not exceed 10% of the total number of issued and outstanding common shares of the Company at the date of grant of the option on a non-diluted basis;

(ii)	the aggregate number of common shares of the Company which may be issued to insiders pursuant to options granted under the Option Plan and under any other share compensation arrangement, within any one-year period, shall not exceed 10% of the total number of issued and outstanding common shares of the Company at the end of such period on a non-diluted basis; and

(iii)	the aggregate number of common shares of the Company which may be reserved for issuance, from time to time to any one service provider under the Option Plan and under any other share compensation arrangement may not exceed 5.0% of the total number of issued and outstanding common shares of the Company at the date of grant of the option on a non-diluted basis;

3.	to amend section 4.9 of the Option Plan to provide that any unissued option shares not acquired by an optionee under an option, which have expired or have been cancelled, may be made the subject of a further option grant pursuant to the provisions of the Option Plan or may be made subject to issuance under a right granted pursuant to any other share compensation arrangement; and

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4.	to amend section 6.3(a) of the Option Plan to provide that notwithstanding any other provision of the Option Plan to the contrary, the aggregate number of common shares of the Company available for options granted to citizens of the United States is 6,000,000 subject to: (i) the limitations set out in section 3.3 of the Option Plan, (ii) adjustment pursuant to section 5 of the Option Plan; and (iii) the provisions of sections 422 and 424 of the U.S. Internal Revenue Code of 1986, as amended.

Restricted Share Unit Plan

Effective May 7, 2013, the Company adopted a restricted share unit plan (the “RSU Plan”), pursuant to which the Board may grant restricted share units (the “RSUs”) to eligible participants. The RSUs are substantially like “phantom” shares, the implied value of which will rise and fall in value based on the underlying market value of the Company’s common shares and are redeemable for common shares on the vesting dates determined by the Board when the RSUs are granted. As of the date of this Information Circular, an aggregate of 610,143 common shares are issuable upon the vesting of outstanding RSUs granted under the RSU Plan, representing approximately 0.30% of the issued and outstanding common shares of the Company. There are currently 6,595,002 RSUs available to be granted under the RSU Plan (provided no further options are granted), representing 3.2% of the issued and outstanding common shares of the Company. A copy of the RSU Plan is available upon request from the Corporate Secretary (see “Additional Information” below). The key features of the RSU Plan are as follows:

•	the eligible participants are directors, officers, employees and consultants of the Company;

•	the maximum number of common shares of the Company which may be made subject to issuance under RSUs granted under the RSU Plan shall be a number equal to 10% of the number of issued and outstanding common shares of the Company on a non-diluted basis at any time, less the aggregate total number of common shares of the Company that are, from time to time, subject to issuance under outstanding rights that have been granted by the Company under any other share compensation arrangement, including outstanding stock options issued by the Company under its Option Plan;

•	unless permitted by regulatory approval and, if required by applicable law, shareholder approval is obtained: (i) the aggregate number of common shares of the Company that may be made subject to issuance to insiders pursuant to RSUs granted under the RSU Plan and under any other share compensation arrangement may not exceed 10% of the total number of common shares of the Company outstanding at the date of grant of the RSU (on a non-diluted basis); (ii) the aggregate number of common shares of the Company that may be issued to insiders pursuant to RSUs granted under the RSU Plan and under any other share compensation arrangement, within any one year period, may not exceed 10% of the total number of common shares of the Company outstanding at the end of such period (on a non-diluted basis); and (iii) the aggregate number of common shares of the Company which may be reserved for issuance, from time to time, to any one person or company under the RSU Plan and under any other share compensation arrangement may not exceed 5% of the total number of common shares of the Company outstanding at the date of grant of the RSU (on a non-diluted basis);

•	RSUs shall consist of a grant of units, each of which represents the right of the participant to receive one common share of the Company;

•	the Board has the discretion to determine the vesting date for each RSU or any other vesting requirements;

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•	unless otherwise determined by the Board, in its sole discretion, or specified in the applicable RSU agreement:

(a)	upon the voluntary resignation or the termination for cause of a participant, all of the participant’s RSUs which remain unvested shall be forfeited without any entitlement to such participant. If the participant has an employment or consulting agreement with the Company, the term “cause” shall have the meaning given to it in the applicable participant’s employment or consulting agreement;

(b)	upon the termination without cause or death of a participant, the participant or the participant’s beneficiary, as the case may be, shall have a number of RSUs become vested in a linear manner equal to the sum for each grant of RSUs of the original number of RSUs granted multiplied by the number of completed months of employment since the date of grant divided by the number of months required to achieve the full vesting of such grant of RSUs reduced by the actual number of RSUs that have previously become vested.

•	the assignment or transfer of RSUs, or any other benefits under the RSU Plan, are not permitted;

•	the Board has the right, in its absolute discretion, subject to any necessary regulatory approvals, to at any time amend, suspend, terminate or discontinue the RSU Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of the RSU Plan will, without the written consent of all holders of outstanding RSUs, impair the rights and entitlements of any such holder pursuant to then-outstanding RSUs unless such amendment is the result of a change in the rules and policies of the TSX or the US Market (as defined in the RSU Plan), all without shareholder approval or participant approval, except that this discretionary authority will not extend to the directors the authority to increase the Plan Limit (as defined in the RSU Plan) without shareholder approval, excluding, where required by the policies of the TSX or the US Market, the votes attaching to shares held by persons eligible to be participants under the RSU Plan. If the RSU Plan is terminated, the provisions of the RSU Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the RSU Plan shall continue in effect during such time as an RSU or any rights pursuant thereto remain outstanding;

•	subject to regulatory approval, the Board may, without shareholder or participant approval, amend or modify in any manner an outstanding RSU to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an RSU vests, except that no amendment will, without the written consent of all affected participants, alter or impair any RSU previously granted under the RSU Plan unless as a result of a change in applicable law or the Company’s status or classification thereunder; and

•	upon the occurrence of a Change of Control (as defined in the RSU Plan), all outstanding RSUs at that time shall automatically and irrevocably vest in full.

During the financial year ended December 31, 2014, no amendments to the RSU Plan were adopted either with or without shareholder approval.

Performance Graph

The following graph compares, assuming an initial investment of CAD$100 as of January 1, 2010, the yearly percentage change in cumulative total shareholder return on the common shares of the Company against the cumulative total shareholder return of the S&P Global Gold Index and the S&P/TSX Composite Index for the Company’s five most recently completed financial years.

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Atna Resources Ltd. Cumulative Value of a CAD$100 Investment

Comparison of Cumulative Total Return

	January	December	December	December	December	December	April 29,
	2010	2010	2011	2012	2013	2014	2015
Atna Resources Ltd. (ATN)	100	86	115	149	15	9	14
S&P/TSX Global Gold Index (XGD)	100	123	105	89	46	43	50
S&P/TSX Composite (^TSX)	100	113	101	105	115	123	129

In 2010, the Company ramped up production at Briggs producing 25,000 ounces of gold and revenues of $30.6 million. The Company reached a major goal in 2011 by acquiring Barrick’s 70% interest in the Pinson Mine, consolidating its interest to control 100% of the high-grade gold resource. Additionally, the Company produced 32,000 ounces of gold at its Briggs Mine and revenue of $51.7 million in 2011 and reported $15.1 million in net income and $11.5 million in operating cash flows. In 2012, the Company produced nearly 37,000 ounces at its Briggs and Pinson mines, a 13% increase over 2011, generated revenue of $59.8 million, an increase of 15%, and reported net income of $6.9 million and $13.6 million in operating cash flows.

In mid-2013 Atna’s performance was negatively impacted by a declining gold price. At that same time, the Company was ramping up operations at its Pinson Underground Mine, and in light of the gold markets, the Company made a strategic and mindful decision to place the Pinson Underground Mine on care and maintenance until such time that a revised mine plan and certain improvements to operating processes could be completed. The Pinson Underground Mine again commenced operations and ramping-up in mid-2014. The stock performance leading in 2014 was relatively flat, however with the low level stabilization of gold prices and the restart of mining at the Pinson Underground Mine in mid-2014 the stock performance is drifting upwards.

Compensation of NEOs during the first two of the five year period was relatively flat except for cost of living increases and reflects the trends shown in the value of an investment in the Company during that period. In 2012, compensation increased with increased activity related to development of the Pinson mine. In mid-2013 the Company’s Executive Officers voluntarily opted to defer 20 percent of their salary, and to receive this deferment in the form of Restricted Stock Units (RSUs). Additionally, the Company’s Board of Directors opted to receive 100 percent of their compensation in the form of RSUs. Both Management’s and the Board’s compensation deferment arrangements remain in effect as of the date of this circular.

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For more details on the Company's projects, please review the Company’s Management Discussion and Analysis and financial filings available on SEDAR and EDGAR or on the Company’s website at www.atna.com.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Policies

Compensation of the Company’s NEOs is determined by the Board. The Compensation Committee is responsible for considering specific and general information and making recommendations to the full Board with respect to compensation matters. The Compensation Committee is comprised of three independent directors. The Committee’s consideration of and recommendations regarding executive compensation are guided by a number of factors described below. The objectives of the Company’s total executive compensation package are to attract and retain the best possible executive talent, to provide an economic framework to motivate the Company’s executives to achieve goals consistent with the Company’s business strategy, to align interests between executives and shareholders through employee compensation plans, and to provide a compensation package that recognizes an executive's individual results and contributions in addition to the Company’s overall business results. The Company’s Option Plan and RSU Plan provide the Compensation Committee with additional tools to compensate management.

Goals, principally those established by the annual budget and those established in individual annual reviews, and subjective measures are used by the Compensation Committee and Board to determine adjustments in compensation. Market conditions including competition within the mining industry for skilled personnel and competitive bench-marking surveys are also considered. The Board exercises discretion and judgment in determining the appropriate compensation. The Board has considered the impact of compensation policies and practices upon risk, and has moderated equity-compensation somewhat as a result. Compensation programs are considered normal within industry. Directors and NEO’s are not allowed to hedge against a change in value of other outstanding positions they have in the Company’s equity.

Performance within the gold mining industry was relatively flat in 2014. Profitability in the industry was poor and many companies continued to actively pursue consolidation and restructuring strategies. Atna’s primary focus during the year was in keeping with this overall industry trend, while also conserving cash by continuing to defer a portion of executive salaries, eliminating salary increases and paying only token cash bonus. Equity compensation includes an incentive to perform in the future and to align the interests of key employees and stockholders. As a result, it was determined that making equity-compensation grants was still important. With the decrease in the Company’s stock price, outstanding options granted in prior years materially decreased in value, effectively negating much of the equity-compensation and equity-incentives previously granted.

The Board reviews management’s future goals and strategies at least yearly to ensure that they are aligned with those of the shareholders and that they provide a sound growth platform that should enhance shareholder value in both the long and short term. In making its recommendations concerning executive compensation, the Compensation Committee reviews individual levels of responsibility, scope and complexity of the executive’s position, and an evaluation of each individual’s role and achievement of goals in advancing the business strategies of the Company. The individual’s and Company’s performance are also compared to the executive salary ranges for other companies of similar size and industry.

The Compensation Committee recommends to the Board compensation levels for the Chief Executive Officer, the Chief Financial Officer and other executive officers of the Company. In reviewing individual performance of executives whose compensation is detailed in this Information Circular, the Committee takes into account the full compensation package of each individual, including past compensation levels, past gains on exercises of stock options, and current intrinsic value of outstanding options. Additionally, the Compensation Committee takes into account the views of James K.B. Hesketh, the Company's Chief Executive Officer, who submits a performance report detailing the successes and failures of the Company and its executive officers compared to goals and strategies during the past year.

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The Compensation Committee believes that the Chief Executive Officer, as well as the other officers of the Company, are strongly motivated and dedicated to the growth in shareholder value of the Company. The Committee further believes that the Chief Executive Officer, as well as the other officers of the Company, are receiving salary compensation in the appropriate range of peer-group levels and that their performance incentives are heavily based on their personal shareholding and/or incentive equity holdings in the Company. In 2014, stock options were granted to officers with the view that such awards better align their interests directly with those of the shareholders.

Salaries and Cash Bonuses

Salaries for executive officers are determined by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for executive talent, including a comparison of salaries for comparable positions at other similar mining companies.

The salary levels of the Chief Executive Officer and other officers of the Company are recommended by the Compensation Committee and approved by the Board of Directors. Specific individual performance, initiative and accomplishments and overall corporate or business segment performance are reviewed in determining the compensation level of each individual officer. In a particular business unit, such unit's financial, operating, cost containment, and productivity results are also considered. The Compensation Committee, where appropriate, also considers other performance measures, productivity, cost control, safety, environmental awareness, and improvements in relations with shareholders, employees, the public, and government regulators.

At the June 19th, 2013 Compensation Committee meeting, members recommended that the Board ask senior executive officers to voluntarily defer 20% of their salaries until the financial health of the Company improves. Executive officers, including the Chief Executive Officer, the Chief Financial Officer and the VP of Exploration have voluntarily opted to continue this deferral into 2015. The amount deferred is to be paid at a later time in the form of RSUs having a market value equal to the amount deferred. Each RSU would vest immediately upon being granted.

During 2014, NEO’s were not awarded any increases in salaries; were awarded approximately 97.6% of the intrinsic value of prior year’s equity-compensation; and received cash bonuses of $1,000. Throughout the year there were a number of factors and events that the Compensation Committee considered to be important with respect to determining compensation of the NEOs. These events included:

•	A decline of 10 percent in the average gold price between 2013 and 2014, the average having declined from $1,411 per ounce to $1,266 per ounce.
•	Negative earnings of $15.4 million and net operating cash outflows of $0.6 million.
•	Generation of over $5 million of positive EBITDA, as defined and explained in the MD&A.
•	$2.0 million reduction in Corporate G&A expenses.
•	Restart of mining operations and gold production at the Pinson Underground mine.
•	Completion of a positive pre-feasibility study for the Mag open pit project at Pinson.
•	Poor operating results at the Briggs mine driven by a shortfall in actual gold ounces mined versus what was predicted in the geologic reserve model.
•	Restructuring of Briggs operating plan to achieve positive cash flow in a lower priced gold market.
•	Refinancing of senior debt during difficult market conditions.
•	Realization of a $2.3 million foreign exchange gain upon the early refinancing of the senior debt facility.
•	Sale of the Reward and Clover properties for $10.0 million, the application of the proceeds to debt reduction and working capital requirements, and realization of a taxable gain of $5.6 million on the sale.
•	Completion of a $2.0 million private placement in a difficult equity market.

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Stock Option Plan

Methodology Used to Calculate Fair Value for Option-Based Awards

The exercise price of each stock option is based on, and may not be less than, 100% of the fair market value of the common shares on the date of grant. The term of each stock option is fixed by the Board of Directors and may not exceed five years from the date of grant. The Board also determines the vesting requirements of the grant which may be accelerated by the Board of Directors.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, current options trading in the marketplace if any, future outlook of the Company, and other fair value related factors. The Company uses historical information in estimating the expected term. Vesting periods during 2014 were two years with 33% vesting immediately and 33% vesting at each anniversary date. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and does not plan to in the future and therefore the expected dividend yield is nil.

The following table summarizes the weighted-average assumptions used in determining fair values during 2014:

2014
Expected volatility	95.0%
Expected option term - years	3.2
Risk-free interest rate	1.1%
Forfeiture rate	9.7%

Under the Company's Option Plan, option-based compensation may be granted to the Company's key employees and consultants, including the individuals whose compensation is detailed in this Information Circular. The Compensation Committee recommends the number and form of the option-based compensation considering factors including competitive compensation surveys and analysis, management recommendations, and gains received on past option-based grants.

The use of option-based compensation is intended to align the interests of the executives and other key employees with those of the shareholders. Option-based compensation also serves to increase management ownership in the Company, provides a level of deferred compensation, aids in employee retention and conserves cash. The Compensation Committee believes that stock options with graded vesting periods are the best tools to provide for short-term, mid-term and long-term incentives to motivate the executive officers and key employees of the Company to consistently perform at a high level and in the best interest of shareholders.

Restricted Share Unit Plan

Under the Company’s RSU Plan, share-based compensation in the form of an RSU may be granted to the Company’s directors, officers, employees and consultants, including the individuals whose compensation is detailed in this Information Circular. The Board (or a duly appointed committee of the Board or a senior officer of the Company) may take into account previous RSU grants when considering new grants. The Board may approve such grants or delegate its authority to the Compensation Committee. As described above, RSUs may also be granted by the Board in lieu of deferred compensation. In the case of an RSU grant for deferred compensation, the RSU will have a market value equal to the amount of the deferred compensation, calculated on a 5-day volume weighted average price preceding the grant date.

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Employment Contracts

The following summarizes the employment agreements (the “Employment Agreements”) of Messrs. Hesketh, Gloss and Stanley (the “Executives”). The Employment Agreements will terminate annually on December 31, unless sooner terminated in accordance with the provisions of the Employment Agreements, and may be renewed for periods of one year at a time thereafter. If the Company terminates the employment of the Executive without cause, or the Executive terminates employment for good reason (as defined in the Employment Agreements), then the Executive will be entitled to: (i) accrued compensation including a pro rata bonus as defined in the agreement, (ii) a severance payment equal to one year’s salary plus one month’s salary for each year of service to the Company up to a maximum of either 18 or 24 months’ salary; or if the termination by the Company without cause or by the Executive for good reason occurs upon or within ninety days after a Change of Control, as defined in the Employment Agreements, then the severance payment shall be equal to twenty-four months of the Executive’s annual salary, (iii) the Executive is eligible to receive COBRA continuation coverage paid by the Company for a period of up to twelve months, and (iv) subject to the terms of the Employment Agreements, all equity awards shall vest. The Company is also obligated to pay a tax gross-up payment to cover certain excise tax imposed by Section 4999 of the Code which may be incurred in connection with a severance payment.

The Employment Agreements contain a covenant not to compete with the Company during the term of employment and for a period of one year following termination of employment, including recruitment of any employee away from the Company.

Salary payments related to the above Employment Agreements are based on the current salary at the time of the event. The pro rata bonus payment is based on the average payments received by the Executive in the previous two years. The value of equity awards vesting early due to a termination event is based on the fair value of the options and RSUs at the time of the event. The following estimated payments would be required, assuming the conditions leading to a maximum pay-out, other than in the case of the pro-rata bonus, which assumes a mid-year event.

Executive Name and Title	Maximum Employment Contract Payments
James K.B. Hesketh, President and Chief Executive Officer	$780,772
Rodney D. Gloss, Vice President and Chief Financial Officer	$425,711
William R. Stanley, Vice President of Exploration	$450,592

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Director compensation

The following table sets forth details of all amounts of compensation provided to the directors other than the NEOs (the “Other Directors”) for the Company’s most recently completed financial year:

Summary Director Compensation Table

Name	Fees Earned ($)	RSU-based awards(1) (2) ($)	Option-based awards (1) ($)	Total compensation ($)
David H. Watkins, Chairman	nil	32,450	9,095	41,545
Glen D. Dickson	nil	48,131	9,095	57,226
David K. Fagin	nil	28,010	9,095	37,105
Ronald D. Parker	nil	23,178	9,095	32,273
Christopher E. Herald	nil	23,783	9,095	32,877
Paul H. Zink	nil	24,678	9,095	33,773

(1)	Dollar amounts provided for option-based awards and RSU awards reflect fair value on the date of grant. Option-based awards and RSUs are determined as discussed in the Compensation Discussion and Analysis above.
(2)	All RSUs were granted in lieu of directors’ fees earned as discussed below. Mr. Dickson’s RSUs were somewhat higher in 2014 as a portion of his fees were deferred from 2013.

Compensation of Directors

At the June 19, 2013 Compensation Committee meeting, members recommended to the Board of Directors that all directors’ fees be paid in equivalent amounts of RSUs that would vest immediately.

At the December 9th, 2014 Compensation Committee meeting, members recommended that no increase in directors’ fees be made in 2014 and it was further recommend that directors’ fees continue to be paid in RSUs in an equivalent amount owed to each Director. Upon granting and immediately vesting of each RSU, common shares would then be issued. In addition to conserving cash, the use of RSUs to pay directors’ fees is intended to increase the alignment of interests with stockholders of the Company. It was previously determined that each director’s compensation was within a competitive range of those paid to directors of similarly sized mining companies.

The 2015 fee schedule is as follows:

An annual retainer fee of $13,000.00 per year plus, as applicable:

•	a fee of $1,000.00 per meeting of the Board of Directors;

•	a fee of $500.00 per committee meeting attended by each member director;

•	an annual fee of $5,000.00 to the chairman of the Audit Committee;

•	an annual fee of $2,500.00 to the chairman of the Compensation Committee;

•	an annual fee of $1,000.00 to the chairman of the Health, Safety and Environment Committee;

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•	an annual fee of $1,000.00 to the chairman of the Nomination and Corporate Governance Committee;

•	an annual fee of $7,000.00 to the Chairman of the Board; and

•	an annual option grant at the market price at the date of the grant, with a vesting period of two years and a term not to exceed five years.

There are no other arrangements in addition to or in lieu of the above-described fee structure under which directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as directors.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for the Other Directors at the end of the most recently completed financial year, including awards granted to the Other Directors in prior years.

	Option-Based Awards				Share-Based Awards
Name	No. of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-The-Money Options(1) (C$)	No. of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested (C$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (C$)
David H. Watkins	120,000	0.60	Dec. 13/15	-	Nil	N/A	N/A
	150,000	0.90	Dec. 13/15	-
	130,000	1.13	Dec. 11/16	-
	207,200	0.105	Dec. 12/18	-
	250,000	0.0675	Dec. 9/19	-
Subtotal	857,200			-
Glen D. Dickson	120,000	0.60	Dec. 13/15	-	Nil	N/A	N/A
	150,000	0.90	Dec. 13/15	-
	130,000	1.13	Dec. 11/16	-
	207,200	0.105	Dec. 12/18	-
	250,000	0.0675	Dec. 9/19	-
Subtotal	857,200
David K. Fagin	120,000	0.60	Dec. 13/15	-	Nil	N/A	N/A
	150,000	0.90	Dec. 13/15	-
	130,000	1.13	Dec. 11/16	-
	207,200	0.105	Dec. 12/18	-
	250,000	0.0675	Dec. 9/19	-
Subtotal	857,200
Ronald D. Parker	120,000	0.60	Dec. 13/15	-	Nil	N/A	N/A
	150,000	0.90	Dec. 13/15	-
	130,000	1.13	Dec. 11/16	-
	207,200	0.105	Dec. 12/18	-
	250,000	0.0675	Dec. 9/19	-
Subtotal	857,200
Christopher E. Herald	120,000	0.60	Dec. 13/15	-	Nil	N/A	N/A
	150,000	0.90	Dec. 13/15	-
	130,000	1.13	Dec. 11/16	-
	207,200	0.105	Dec. 12/18	-
	250,000	0.0675	Dec. 9/19	-
Subtotal	857,200
Paul H. Zink	100,000	0.54	Apr. 5/16	-	Nil	N/A	N/A
	150,000	0.90	Dec. 13/15	-
	130,000	1.13	Dec. 11/16	-
	207,200	0.105	Dec. 12/18	-
	250,000	0.0675	Dec. 9/19	-
Subtotal	837,200

(1)	Based on the Company’s closing share price of C$0.065 on December 31, 2014.

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The following table sets forth details of the value vested or earned by the Other Directors for incentive plan awards for the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year (C$)	Share-Based Awards – Value Vested During the Year (C$)
David H. Watkins(1)	208	32,450
Glen D. Dickson(1)	208	48,131
David K. Fagin	208	30,791
Ronald D. Parker	208	25,461
Christopher E. Herald	208	26,161
Paul H. Zink	208	27,103

(1)	David H. Watkins and Glen D. Dickson share-based awards were calculated on an after-tax basis.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s financial year ended December 31, 2014, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, RSUs, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, RSUs, warrants and rights (C$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders	13,696,773	0.48	6,511,456
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	13,696,773	0.48	6,511,456

Indebtedness of Directors and Executive Officers

No director, executive officer, employee or former director, executive officer or employee or any of their respective associates or affiliates or any proposed nominee for election as a director of the Company is or has been at any time since the beginning of the last completed financial year, indebted to the Company or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

None of the informed persons of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

Corporate Governance Practices

The Board of Directors is committed to ensuring that the Company identifies and implements effective corporate governance practices. National Policy 58-201, Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in view of these guidelines. In most cases, the Company’s practices comply with the guidelines. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

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In accordance with National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company’s approach to corporate governance.

Board of Directors

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time as necessary with a view to achieving and maintaining a majority of independent directors while at the same time maintaining an adequate level of industry representation and complementary experience in the mining industry and other businesses. The Board consists of seven directors, six of whom are independent directors as defined in NI 58-101, meaning that, in each case, he has no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgment, and is not otherwise deemed not to be independent. Applying the criteria in NI 58-101, each of Glen D. Dickson, David K. Fagin, Ronald D. Parker, [NTD, Mr. Herald should be included here, he is still a director at the date of this circular.] Paul H. Zink and David Watkins are independent directors. James K. B. Hesketh is not independent as he is an executive officer of the Company. Accordingly, the Board considers that a majority of the directors are independent.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
Glen D. Dickson	Venerable Ventures Ltd.
David H. Watkins	Argonaut Gold Inc.; Commander Resources Ltd.; EURO Resources S.A., Golden Minerals Company;
Christopher E. Herald	Solitario Exploration & Royalty Corp.

To facilitate its exercise of independent judgement in carrying out its responsibilities and consistent with NP 58-201, the Board has provided for its Audit Committee and its Compensation Committee to be composed solely of independent Directors.

The independent directors did not hold regularly scheduled directors’ meetings during 2014 at which the non-independent directors and members of management were not in attendance. The Audit Committee meets at least quarterly with management in attendance to review the quarterly financial statements, MD&A and other annual filings that are required. The Audit Committee also meets at least quarterly with the auditors and without management in attendance.

While the Board believes it is important, at times, to meet without members of management present, there is no indication that open and candid discussion among the independent directors is inhibited by the presence of the non-independent directors, and the Board believes that their exclusion from regularly scheduled meetings is not needed in the present circumstances. However, during the course of a Board of Directors’ meeting, if a matter is deemed more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

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The attendance record for each director for all board meetings and for committee meetings of which they are a member for the financial year ended December 31, 2014 is set out below:

Number of Board and Committee Meetings Held	Attendance of Directors
	Director	Board Meetings Attended	Committee Meetings Attended

Board of Directors: 10	Glen D. Dickson	10	5
Audit Committee: 4	David K. Fagin	9	5
Compensation Committee: 1	Ronald D. Parker	9	5
Nominating and Corporate Governance Committee: 0	James K. B. Hesketh	10	5
Health, Safety and Environment: 0	David H. Watkins	10	5
	Christopher E. Herald	10	5
	Paul H. Zink	9	5

Matters concerning nominating and corporate governance and health and safety were covered at the Board level with all Directors present.

Board Mandate

The Board of Directors is responsible for providing management with direction on the ongoing growth activities of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interest of the Company. The Board agrees with and confirms its responsibility for overseeing management’s performance in the following particular areas:

•	the strategic planning process of the Company;

•	identification and management of the principal risks associated with the business of the Company;

•	planning for succession of management;

•	the Company’s policies regarding communications with its shareholders and others; and

•	the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on the management of the Company to provide the Board with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The Company’s President and Chief Executive Officer is a member of the Board, giving the Board direct access to information on all areas of responsibility. Other executive officers and management personnel regularly attend Board meetings to provide information and answer questions. On a regular basis outside of regularly scheduled meetings, directors consult with management of the Company.

The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company’s activities, such as compliance with safety standards and legal requirements, environmental issues, financial position, liquidation of assets, stock option grants, hedging activities and any other strategic issues of the Company. At least annually and usually quarterly, the Board reviews management’s report on its business and strategic plan and any changes with respect to risk management and succession planning.

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Position Descriptions

The Board has developed written position descriptions for the Chair of the Board, the Chair of each Board committee and the Chief Executive Officer. During 2014, David H. Watkins served as the Company’s Chairman. The primary role of the Chairman of the Board is to ensure that the meetings of the Board are timely, organized properly, function effectively and meet obligations in accordance with the best practice of corporate governance.

The Chairman of each Board Committee is responsible for managing the affairs of the committee in accordance with best practices of corporate governance.

The role and responsibility of the Chief Executive Officer is to develop and implement the Company’s long and short term strategies, to conduct financing and operational planning processes and to monitor the financial plan against performance; to review and implement personnel needs of the Company; to initiate and oversee new projects; and to identify risks affecting the Company and to develop a plan for their mitigation.

Orientation and Continuing Education

The Board, through management, provides comprehensive information on the Company to all directors, including copies of the Company’s key policies, codes and mandates, and access to its various operations as may be required. External continuing education opportunities are encouraged and brought to the attention of directors. As well, management briefings on the Company’s operations, business and key issues are provided on an ongoing basis.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s directors, officers and employees. A copy of the Code has been filed on and is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request (see “Additional Information” below). All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.

As required under the Act and the Company’s Articles:

•	A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•	A director who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion respecting that contract or transaction.

It is the policy of the Company that all officers and key employees adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

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•	Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal, private interest and the interest of the Company, including receiving improper personal benefits as a result of his or her position.

•	Provide stakeholders with information that is accurate, complete, objective, relevant, timely and understandable.

•	Comply with laws of federal, provincial and local governments applicable to the Company, and the rules and regulations of private and public regulatory agencies having jurisdiction over the Company.

•	Act in good faith, responsibly, with due care, and diligence, without misrepresenting or omitting material facts or allowing independent judgement to be compromised.

•	Respect the confidentiality of information acquired in the course of the performance of his or her responsibilities, except when authorized or otherwise legally obligated to disclose, and do not use such confidential information acquired in the course of the performance of his or her responsibilities, for personal advantage.

•	Do not compete directly or indirectly with the Company.

•	Proactively promote ethical behaviour among subordinates and peers.

•	Use corporate assets and resources employed or entrusted in a responsible manner.

•	Advance the Company’s legitimate interests and proactively promote high integrity as a responsible member of his or her business team and/or in his or her work environment.

In addition, the Code establishes a mechanism by which employees and others can raise their concerns in a confidential manner and free of any discrimination, retaliation or harassment. The Company may respond to, and keep records of, complaints from employees and others regarding such potential violations or concerns.

The Board, through discussions at least annually, requires each officer and director to state their compliance with the Company’s Code. The Board is required to report in the next quarterly or annual report any departures from the Code. There have been no reported departures with respect to conduct by a director or executive officer in the past year.

In addition to adopting the Company’s Code, the Board has adopted a Corporate Disclosure Policy that ensures the accurate and timely disclosure of all material information. The Audit Committee has adopted a Whistleblower Policy to establish a procedure for processing complaints received by the Company regarding accounting and auditing matters and for allowing for the confidential reporting of same by employees without retaliation or adverse employment consequences. There have been no reportable complaints regarding accounting and auditing matters in the past year.

Compensation Committee

The Compensation Committee (the “Committee”) is appointed by the Board and among other duties is to discharge the Board’s responsibilities relating to compensation of the Company’s executives. The Committee has overall responsibility for approving and evaluating the executive compensation plans, policies and programs of the Company. The Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company’s proxy statement, in accordance with applicable rules and regulations.

The Committee must consist of at least two members, each of whom shall be a director of the Company. Each member of the Committee must meet the listing standards relating to independence of the TSX and all other applicable regulatory authorities. The Committee shall report to the Board. A majority of the members of the Committee constitutes a quorum. The Board appoints the members of the Committee and each member serves at the will and pleasure of the Board.

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The members of the Committee are Christopher E. Herald, who serves as Chairman, Glen D. Dickson, and Ronald R. Parker. The Board has determined that each member of the Committee is independent pursuant to the rules and regulations of the TSX.

I.	Mandate

The mandate of the Committee is to discharge the responsibilities of the Board relating to compensation of the Company’s officers and directors, to provide general oversight of the Company’s compensation structure including equity compensation plans and benefits programs and to perform the additional specific duties and responsibilities set out herein.

II.	Membership

The Committee will consist of at least two members, a majority of whom will be independent directors of the Company, and one of whom will act as chairperson. An "independent" director is a director who is independent, as determined by the Board, within the definitions prescribed for executive compensation committee members by applicable stock exchange listing standards, and applicable laws and, if and as applicable, U.S. Securities and Exchange Commission ("SEC") rules. Committee members will be appointed, and the Chairperson will be selected from among them, by the Board of Directors.

III.	Meetings and Procedures

The Committee will meet as often as may be considered necessary or appropriate, in its judgment. The Committee may meet either in person or by telephone, and at such times and places as the Committee determines. At least two members of the Committee must be present to constitute a quorum for the transaction of Committee business. The Chairperson will preside over the meetings, but will have no greater voting rights or decision-making authority than the other member(s) of the Committee. The Committee will report regularly to the full Board with respect to its activities. As a matter of practice, the Committee will discuss significant matters, as determined by the Committee, with the full Board prior to taking final action on such matters. All recommendations of the Committee with respect to the awarding of compensation to the executive (senior) officers of the Company will be submitted to the full Board for approval before implementation.

IV.	Outside Advisors

The Committee will have the authority, acting reasonably, to retain, at the Company's expense, such outside consultants, legal counsel, and other advisors as it determines and is appropriate to assist it in the full performance of its functions, including the authority to approve such advisors' fees and other engagement terms. The Committee will notify the Board of Directors prior to retaining any outside consultant, legal counsel or advisor.

V.	Duties and Responsibilities

(a)        Human Resources and Compensation Strategies. The Committee will oversee and evaluate the Company’s overall human resources and compensation structure, policies and programs, with the objective of ensuring that these establish appropriate incentives and leadership development for management and other employees.

(b)        Executive Compensation. The Committee will review and approve corporate goals and objectives relevant to the compensation of the President (the "President"), Chief Executive Officer (the "CEO"), Chief Financial Officer (“CFO”) Chief Operation Officer (“COO”) and the other executive officers of Atna, evaluate the performance of the President, CEO, CFO, COO and the other executive officers in light of those goals and objectives and approve their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation.

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(c)        Employment Agreements. The Committee will review and approve all employment related agreements and severance arrangements for the President, CEO, CFO, COO and other executive officers, including, without limitation, change-of-control agreements.

(d)        External Reporting of Compensation Matters. The Committee will prepare an annual report on executive officer compensation for publication in the Company’s proxy circulars, as required by the securities regulatory authorities having jurisdiction over the Company. The Chairperson of the Committee will make him or herself available for questions from shareholders of the Company at the Company's Annual General Meeting.

(e)        Stock Option and Incentive Compensation Plans. The Committee will supervise and administer the Company’s stock option or any other equity-based compensation programs, and the incentive compensation plan, and may approve, amend, modify, interpret, ratify the terms of, or terminate any such plan, to the extent that such plans and applicable laws so permit, and will make recommendations to the Board with respect to equity-based plans and incentive-compensation plans as appropriate.

(f)        Employee Benefit Plans. The Committee will monitor the effectiveness of benefit plan offerings, in particular benefit plan offerings pertaining to executive officers, and will review and approve any new employee benefit plan or change to an existing plan that creates a material financial commitment by the Company. In its discretion, the Committee may otherwise approve, amend, modify, ratify, interpret the terms of, or terminate any benefit plan.

(g)        Leadership Development and Succession Planning. The Committee will review the leadership development and succession planning processes for senior management positions and ensure that appropriate compensation, incentive and other programs are in place in order to promote appropriate leadership development.

(h)        Director Compensation. The Committee will annually review the compensation of directors for service on the Board and its committees and recommend to the Board the annual Board member compensation package, including retainer, Committee member and Chair retainers, Board and Committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

(i)        Annual Evaluation. The Committee will annually evaluate the performance of the Committee and the adequacy of the Committee's charter and recommend to the Board such changes as it deems appropriate.

(j)        General. The Committee will perform such other duties and responsibilities as are consistent with the purpose of the Committee and as the Board or the Committee deems appropriate.

VI.	Delegation

The Committee may delegate any of the foregoing duties and responsibilities to one or more members of the Committee. In addition, the Committee may delegate to one or more executive officers of the Company the administration of equity incentive or employee benefit plans, unless otherwise prohibited by such plans, or applicable law or stock exchange rules. Any such delegation may be revoked by the Committee at any time.

Other Board Committees

In addition to the Compensation Committee, the Company has an Audit Committee, Nomination and Corporate Governance Committee and Health, Safety and Environment Committee.

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Audit Committee

The Audit Committee, which is composed exclusively of three independent directors, is responsible for overseeing management’s conduct of the Company’s accounting and financial reporting processes and systems of internal accounting and financial controls. For further information regarding the Company’s Audit Committee, please refer to the section entitled “Audit Committee” in the Company’s 2014 Annual Report on Form 20-F dated March 13, 2015 which is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the Corporate Secretary of the Company (see “Additional Information” below).

Nomination and Corporate Governance Committee

Purpose

The primary function of the NCGC is to assist the Board of Directors (the “Board”) of Atna Resources Ltd. (the “Corporation”) to fulfill its oversight responsibilities in relation to:

•	The overall approach to corporate governance of the Corporation and its subsidiaries (collectively, “Atna”);
•	The size, composition and structure of the Board and its committees;
•	The nomination of directors;
•	Periodically review and assess the performance of the board;
•	Orientation and continuing education for directors;
•	Related party transactions and other matters involving actual or potential conflicts of interest; and
•	Any additional matters delegated to the NCGC by the Board.

Health, Safety and Environment Committee

Purpose

The purpose of the HSE Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	establishing and reviewing the Company’s health, safety, and environmental policies with a view to ensuring the health and safety of employees, contractors and visitors in the workplace, and responsibly managing the impact its operations may cause to the environment;
•	overseeing and monitoring the implementation of compliance systems;
•	monitoring the effectiveness of health, safety, and environmental and related policies and practices and related systems and monitoring processes;
•	receiving audit results and reports from management with respect to health, safety, and environmental performance; and
•	investigating, as it deems appropriate, any activity of the Company that relates to health, safety, and the environment.

Assessments

The Board is satisfied that given each director’s extensive public company experience, directors are familiar with what is required of them. Frequency of attendance at Board meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director is assessed.

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Director Term Limits and Board Renewal

The Board has not adopted term limits for directors or other specific mechanisms of Board renewal. The term of office of a director expires at the annual general meeting each year. As required by its Charter and notated above, the Nominating and Corporate Governance Committee evaluates and recommends whether an incumbent director should be nominated for re-election to the Board upon expiration of his or her term.

The Nominating and Corporate Governance Committee makes any required recommendations to the Board. The Board is of the view that its annual review process is more effective for the Company than term limits or other mandated mechanisms of Board renewal such as a mandatory retirement age.

Policy Regarding Representation of Women on the Board

The Board has not adopted a written policy relating to the identification and nomination of women directors. Instead, the Nominating and Corporate Governance Committee evaluates potential nominees to the Board by reviewing the competencies and skills the Board considers to be necessary for the Board as a whole to possess, the competencies and skills the Board considers each existing director to possess and the competencies and skills each new nominee will bring to the Board.

Representation of Women in the Director Identification and Selection Process

The Nominating and Corporate Governance Committee considers diversity, including the level of representation of women on the Board, as one factor in identifying and nominating candidates for election or re-election to the Board. However, the Committee evaluates potential nominees to the Board by reviewing qualifications of prospective members and determines their relevance taking into consideration the then-current Board composition and the anticipated skills required to round out the capabilities of the Board.

Representation of Women in Executive Officer Appointments

While the Company considers diversity, including the level of representation of women, when making executive officer appointments, the Company believes that each candidate should be evaluated based on his or her individual skills and experience. The Company is committed to treating people fairly, with respect and dignity, and to offering equal employment opportunities based upon an individual’s qualifications and performance. The Company evaluates candidates for executive officer positions based on their experience, skill and ability.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Nominating and Corporate Governance Committee considers gender and all other types of diversity when considering new candidates for director and executive positions. The Board does not set specific targets for Board or executive officer composition. The Company believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Company and the current composition of the Board and management team, including the current level of representation of women in such positions.

Number of Women on the Board and in Executive Officer Positions

Currently, the Company has no women on its Board of directors or in executive officer positions. However, 100 percent of the Company’s Non-Executive Officers are women in the positions of Corporate Secretary, Manager of Investor Relations, Vice President of CR Briggs and General Manager of the Briggs Mine.

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SHAREHOLDER FEEDBACK AND LIAISON

Valerie K. Kimball is the Company’s Corporate Secretary and Investor Relations Manager. She can be contacted toll-free at 1-877-692-8182 and by email at vkimball@atna.com.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

The Company prepares an Annual Report for 2014 that contains the Company’s comparative financial statements for the Company’s most recently completed financial year, the auditors’ report on such statements and Management’s Discussion and Analysis of Financial Results. A copy of the Annual Report and this Information Circular, as well as the most recent quarterly financial statements subsequent to the Company’s annual financial statements, may be obtained upon request from the Corporate Secretary of the Company, Suite 250 – 14142 Denver West Parkway, Golden, Colorado 80401, toll-free at 1-877-692-8182, or are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Approval

The contents and sending of the Notice of Meeting and this Information Circular have been approved and authorized by the Board of Directors of the Company.

DATED at Golden, Colorado, this 1st day of May, 2015.

ATNA RESOURCES LTD.

(signed) “Valerie Kimball”
By: Valerie Kimball
Corporate Secretary

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